Mail Stop 4561

April 30, 2009

James R. Boldt
Chief Executive Officer
Computer Task Group, Incorporated
800 Delaware Avenue
Buffalo, NY 14209

> **Re:** **Computer Task Group, Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-09410**

Dear Mr. Boldt:

We have reviewed the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Part I

Item 1. Business

General

1.   We note from your disclosures that IBM, your largest customer, generated 30.6% of your revenues for 2008 under the National Technical Services Agreement. It appears that your are substantially dependent on this customer and should file the

customer agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K and include in the business section a brief summary of the material terms of the agreement.

Part II

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Industry Trends, page 18

2.   Your discussion of industry trends appears to focus on IT staffing services, particularly the expectation that the decrease in demand experienced in the fourth fiscal quarter of 2008 will continue for most of 2009. However, we note that at the Computer Task Group, Inc. Wall Street Analyst Forum's 20th Annual Institutional Investor Conference, you discussed recent developments impacting your IT solutions business, including new legislation regarding electronic medical records, as well as factors expected to have an impact on the amount of revenue generated by electronic medical records in 2009. Please tell us how you considered disclosing this as a known trend or uncertainty pursuant to Section III.B.3 of SEC Release 33-8350.

Critical Accounting Policies

Goodwill Valuation, page 24

3.   It appears that your interim goodwill assessment at December 31, 2008 was triggered by declining market conditions, although your disclosure seems to indicate that there was no triggering event. Please tell us how your disclosure conveys the appropriate application of paragraph 28 of SFAS 142.

4.   The risk factor on page 12 regarding goodwill discusses several changes that could result in an impairment of your existing goodwill balance. Please tell us what consideration you gave to providing a sensitivity analysis to show the impact that changes in estimates and assumptions may have on the outcome of your goodwill impairment test. See Section V. of SEC Release 33-8350.

Financial Condition and Liquidity, page 25

5.   We note the discussion of operating cash flows addresses fiscal years ended December 31, 2008 and 2007 but not 2006, while the discussion of cash flows from investing and financing activities addresses only 2008. Please explain to us how you considered Instruction 1 to paragraph 303(a) of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Note 4. Income Taxes, page 42

6.   We note there appears to be a disproportionate relationship between income
        allocated to foreign operations and the related tax expense. Please advise.

Note 12. Enterprise-Wide Disclosures, page 55

7.   We note that you separately disclose revenues from external customers attributed
        to Belgium. In future filings, please disclose the basis for attributing revenues to
        individual countries as required by paragraph 38.a. of SFAS 131.

8.   You disclose on page 3, your participation in a start-up of regional health
        information organizations. To the extent this is a business activity tell us what
        consideration you have given to treating this as an operating segment under SFAS
        131. See paragraph 10 of SFAS 131.

Item 9A. Controls and Procedures

(c) Changes in Internal Control Over Financial Reporting, page 59

9.   You state in relevant part that there were "no significant" changes in your internal
        controls over financial reporting in connection with your fourth quarter evaluation
        that "would" materially affect your internal controls over financial reporting.
        Please confirm that there were "no changes" in your internal control over
        financial reporting that occurred during your fourth fiscal quarter that "materially
        affected," or were reasonably likely to materially affect, your internal control over
        financial reporting. Refer to Item 308(c) of Regulation S-K. Please also confirm
        that you will conform your disclosure in future filings.

Part III

Item 11. Executive Compensation (incorporated by reference from Definitive Proxy
Statement on Schedule 14A filed April 3, 2009)

Compensation Committee Interlocks and Insider Participation, page 12

10.   Please note that where you have relationships that trigger a disclosure obligation,
        Item 407(e)(4) of Regulation S-K requires that you identify each person who
        served as a member of the compensation committee during the last completed
        fiscal year. Please confirm that you will provide conforming disclosure in future
        filings.

Compensation Discussion and Analysis, page 12

11.   Inasmuch as you allocate compensation between long-term and currently paid out compensation, cash and non-cash compensation or among different forms of awards within those categories, your policies with respect to how those allocations are determined should be discussed. Please tell us what consideration you gave to Item 402(b)(2)(i) - (iii) of Regulation S-K with respect to your compensation discussion.

How Executive Compensation is Determined, page 13

12.   Regarding the methodology used, please clarify what role the named executive officers, including the chief executive officer, have, if any, in setting their own compensation. Refer to Item 402(b)(2)(xv) of Regulation S-K.

13.   We note that you have disclosed in a footnote the peer group cited by the compensation committee for validation purposes, though you did not similarly disclose the sample of firms that Tower Perrin identified from its larger database. Please tell us how you determined not to disclose the component companies with respect to the sample of firms.

14.   We note that you rely on peer group data with respect to establishing total compensation for your executive officers. Clarify whether you also consider peer group data with respect to the individual elements of compensation. Further, please clarify how you use the peer group data in determining salaries. For instance, tell us and disclose in future filings whether the salary for each named executive officer fell within, above or below the competitive range. To the extent salaries fall outside of the competitive range, the relevant factors, such as individual performance, considered in setting compensation outside of the range should be discussed.   Refer to Item 402(b)(2)(vii) of Regulation S-K.

Performance-Based Incentives, page 16

15.   Please address the extent to which the compensation committee can exercise or has exercised discretion with respect to bonus payments. Specifically, please address whether the compensation committee can exercise or has exercised discretion with respect to incentive awards either to award compensation absent achievement of specified thresholds or performance amounts or to reduce or increase the size of any award or payout. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

16.   It appears from your disclosure that corporate performance targets were material to your executive compensation policies and decision-making processes for fiscal 2008, in particular in determining cash incentives for named executive officers.

In this regard, we note that you have not provided quantitative disclosure of the revenue and income targets at the corporate or business unit level. Please tell us whether you are relying on Instruction 4 to Item 402(b) of Regulation S-K in omitting the performance-related target information. If so, please confirm, if true, that you have a competitive harm analysis that supports your reliance on that instruction, or advise. Further, with respect to your statement that the incentive plan targets for 2008 involve a "reasonably challenging degree of difficulty commensurate with historical levels," consider expanding your statement to provide more meaningful disclosure regarding the level of difficulty. For instance, consider disclosing whether targets were met in prior years and at what levels.

Specific Executive Officer Compensation Plans and Employment Agreements, page 19

17.   Please tell us what consideration you gave to discussing how you determined the specific amount for each element paid to each named executive officer and how your decisions with respect to each compensation element affect decisions regarding other elements. Please refer to Item 402(b)(1)(v) and (vi) of Regulation S-K.

18.   With respect to incentive compensation, where the achievement or non-achievement of relevant performance metrics were determinative, we would expect to see a more focused discussion of the extent to which target levels or performance goals were achieved and how achievement of the various corporate performance goals resulted in specific payouts under the plan. Please tell us what consideration you gave to disclosing this information and confirm that you will include disclosure to this effect in future filings as appropriate.

Item 13. Certain Relationships and Related Transactions, and Director Independence (incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 3, 2009)

Audit Committee's Review of Related Person Transactions, page 33

19.   We note your statement that the audit committee must review and approve related party transactions. This disclosure does not appear to be responsive to the requirement that you describe your policies and procedures for reviewing and approving transactions required to be disclosed pursuant to Item 404(a) of Regulation S-K. Please refer to Item 404(b)(1) of Regulation S-K and advise.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant